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(VIVENDI UNIVERSAL LOGO)

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the first quarter of 2004 to `Balo' a French official bulletin for publication in accordance with French regulatory requirements.

              VIVENDI UNIVERSAL REPORTS FIRST QUARTER 2004 REVENUES

PARIS, MAY 5, 2004 - Vivendi Universal's [PARIS BOURSE: EX FP; NYSE: V] consolidated revenues for the FIRST QUARTER OF 2004 AMOUNTED TO E5,973 MILLION compared with E6,232 million for the first quarter of 2003.

However, first quarter 2004 revenues INCREASED BY 7% AT CONSTANT CURRENCY, compared to 2003 first quarter PRO FORMA(1) BASIS (excluding only Telepiu and Comareg sold in 2003).

2004 first quarter revenues INCREASED BY 5%, AND 11% AT CONSTANT CURRENCY, COMPARED TO 2003 FIRST QUARTER ON A COMPARABLE BASIS(2) taking into account all main scope changes which occurred in 2003 through the divestiture such as Groupe Canal+ (Telepiu, Canal+ Benelux, Canal+ Belgium and Flemish,...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione), VU Net and Vivendi Telecom Hungary and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions had occurred at the beginning of 2003.

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MEDIA ACTIVITY: VIVENDI UNIVERSAL'S MEDIA ACTIVITY (GROUPE CANAL+, UNIVERSAL
MUSIC GROUP, VIVENDI UNIVERSAL GAMES AND VIVENDI UNIVERSAL ENTERTAINMENT) REVENUES FOR THE FIRST QUARTER OF 2004 AMOUNTED TO E3,471 MILLION, DOWN 9% AND UP 7% ON A PRO FORMA BASIS AT CONSTANT CURRENCY.

GROUPE CANAL+:

Groupe Canal+ reported first-quarter revenues of E923 million in 2004, compared to E1,166 million in 2003. Neutralizing the effect of changes in scope of consolidation - primarily the sale of Telepiu at end-April 2003 - period-on-period growth came to 8%.

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1 The pro forma information illustrates the effect of the divestitures of
Telepiu in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. The pro forma information is calculated as the actual revenues of Vivendi Universal's businesses less the actual revenues reported by each of the divested businesses in each period presented. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2003.

2 Comparable basis essentially illustrates the effect of the divestitures at Groupe Canal+ (Telepiu, Canal+ Benelux, Canal+ Belgium and Flemish,...), VUE (Spencer Gifts), VUP (Comareg and Atica & Scipione), VU Net and Vivendi Telecom Hungary and includes the full consolidation of Telecom Developpement at SFR Cegetel Group as if those transactions had occurred at the beginning of 2003.
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The revenues of all of the French pay-television operations of Groupe Canal+
grew during the period. The most notable development is the fact that the premium channel revenues increased during the quarter. This highlights the commercial momentum of the channel. The significant growth in recruiting new subscribers to the premium channel in 2003 continued during the first quarter of 2004. The number of its new gross subscribers grew 20% over the same period last year. At the same time, its churn declined significantly. Its advertising revenues were up 38% in the first three months of the year, reflecting higher overall audience levels and satisfaction rates for the unscrambled programs.

In parallel, Groupe Canal+'s movie business was lifted by the first-quarter release of several films, notably Podium and Les Rivieres Pourpres 2, in addition to continuing sales of the Les Nuls l'Integrule DVD.

UNIVERSAL MUSIC GROUP (UMG):

UMG's revenues of E978 million were 11% below last year due to adverse currency movements, the extraordinary success in 2003 of the debut release from 50 Cent not being repeated and ongoing weakness in the global music market, particularly in France, despite the recent upturn in the U.S. On a constant currency basis revenue declined 5% with growth in the U.K., Germany and Latin America, where strong sales of domestic and regional releases countered a weaker major artist international release schedule, offset by declines in North America and France. Best sellers in the quarter were the debut release from Kanye West, a Greatest Hits album from Guns N' Roses and strong carryover sales from The Black Eyed Peas, Sheryl Crow and No Doubt. Regional best sellers included Kou Shibasaki and Spitz from Japan, Paulina Rubio from Mexico, Finland's The Rasmus and Marco Borsato from the Netherlands.

In the U.S., total album unit sales for the industry as measured by SoundScan increased 9.2%, building upon the positive momentum of the fourth quarter. UMG's album market share fell to 26.6% versus 28.3% in 2003 when the debut release from 50 Cent scanned 3.7 million units on its way to becoming the best selling title of that year. UMG remained clear market leader, with a market share almost 10% higher than the nearest competitor.

VIVENDI UNIVERSAL GAMES (VUG):

In a traditionally low activity quarter, VUG revenues in the first quarter amounted to E77 million, down 27% versus prior year (down 17% at constant currency). The decrease is due partially to significant inventory disposal sales made early 2003 and for the rest to slightly lower unit sales offset by significantly lower amounts of returns and price protections. The key titles for the quarter were Baldur's Gate Dark Alliance II, Counter Strike Condition Zero,
Simpsons: Hit & Run and the Crash Bandicoot franchise.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

VUE revenues amounted to E1,493 million, up 3% and 21% on a pro forma basis at constant currency, due to strong performance at Universal Pictures Group and Universal Television Group. Universal Pictures Group revenues increased 35% (stand alone, pro forma, in dollars and in U.S. GAAP) principally due to stronger current year video performance from key titles such as American Wedding, Cat in the Hat, The Rundown, Intolerable Cruelty, and Lost in Translation compared to last year's 8 Mile, The Bourne Identity, and About A Boy. Theatrical revenues were


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also stronger due to the performance of Along Came Polly and Dawn of the Dead in
2004, versus The Life of David Gale in 2003.

Universal Television Group revenues increased 15% (stand alone, pro forma, in dollars and in U.S. GAAP). Universal Television Production and Distribution revenues increased 17% principally due to increased licensing revenues for Law &
Order: Special Victims Unit and increased production volume of other shows. Universal Television Networks, which includes USA Network and Sci Fi Channel, benefited from stronger advertising and affiliate revenues, which increased by 14%. This increase in revenues is largely attributable to the strong performance of programming on USA and Sci Fi including Monk, SVU, Mad Mad House and Stargate SG-1, along with a stronger advertising market, an increased number of subscribers and higher average subscriber rates.

Revenues at Universal Parks and Resorts held steady versus prior year. Revenues at Universal Studios Networks, a group of international cable channels, improved by 9%, primarily due to increased subscribers at 13th Street France.

TELECOM ACTIVITY: VIVENDI UNIVERSAL'S TELECOM ACTIVITY (SFR CEGETEL GROUP AND MAROC TELECOM) REVENUES FOR THE FIRST QUARTER OF 2004 AMOUNTED TO E2,434 MILLION, UP 14%, ON A PRO FORMA BASIS AT CONSTANT CURRENCY.

SFR CEGETEL GROUP:

SFR Cegetel Group consolidated revenues for the first quarter of 2004 increased by 16% (and 14% on a comparable basis(3)) to E2,058 million.

Mobile telephony achieved excellent performance with a revenue growth of 12%(4) (and 15% on a comparable basis) to E1,755 million, driven by continuing growth trends of customer base and favorable ARPU evolution.

Annual rolling ARPU(5) grew 3% to E435 compared to the first quarter of 2003, due to improved customer mix to 58.5% of postpaid against 54.2% at the end of March 2003 and ongoing take-up of available data services.

ARPU for non-voice services increased 49% to E43 for the twelve months ending March 2004. This has been partly driven by Vodafone Live! which recorded 254,000 net new customers in the first quarter taking the Multimedia service portal customer base to 584,000, five months only after the launch.

Fixed telephony and Internet revenues are up 39%(4) (and 9% on a comparable basis) to E303 million, mainly explained by favorable evolution of voice and data customer numbers along with growing retail and wholesale broadband Internet activity.

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3 Comparable basis illustrates the consolidation of Telecom Developpement as if the merger had occurred at the beginning of 2003.

4 Please note that to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the "fixed and other" line renamed "fixed and internet", to the "mobile" line. As a consequence, SFR Cegetel Group breakdown of revenues by business differs from figures published in 2003.

5 ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the reference period.


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Total voice client lines grew 10% to 3.8 million while data sites are up 54% to
21,500 at the end of March 2004. Cegetel achieved good results in broadband Internet taking its ADSL customer base (retail and wholesale) to 275,000 at the end of the quarter.

MAROC TELECOM:

Maroc Telecom's first quarter 2004 revenues amounted to E376 million up 5% versus the first quarter of 2003, and up 9% at constant currency.

Mobile revenues were up 11% (+15% at constant currency). This good result was mainly driven by strong outgoing traffic in prepaid and postpaid, higher handset revenue, strong roaming revenue and increasing incoming traffic from fixed customers.

Fixed revenues were up 1% (4% at constant currency) reflecting a strong outgoing traffic due to a higher customer base and a strong incoming international revenue mainly due to a higher international traffic despite the loss of Meditel international traffic.

CONTACTS :

MEDIA                                   INVESTOR RELATIONS

PARIS                                   PARIS

Antoine Lefort                          Daniel Scolan
+33 (0) 1 71 71 11 80                   +33 (0) 1 71 71 32 91
Agnes Vetillart                         Laurence Daniel
+33 (0) 1 71 71 30 82                   +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86                   NEW YORK
                                        Eileen McLaughlin
NEW YORK                                +(1) 212.572.8961
Flavie Lemarchand
+(1) 212.572.1118


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